Exhibit 99.1

THIRD AMENDING AGREEMENT dated as of August 29, 2016

BETWEEN:	IAMGOLD CORPORATION (as “Borrower”)

AND:	NATIONAL BANK OF CANADA DEUTSCHE BANK AG, CANADA BRANCH CITIBANK, N.A., CANADIAN BRANCH RESSOURCES QUÉBEC INC. (each as “Lender”)

AND:	MORGAN STANLEY SENIOR FUNDING, INC. (acting as new Lender)

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

RECITALS

a)	A credit agreement dated as of January 28, 2016 (as amended by an first amending agreement dated as of April 25, 2016 and a second amending agreement dated as of May 9, 2016 and as amended, restated or modified from time to time, the “Credit Agreement”) has been entered into among the Agent, the Borrower and the Lenders named therein.

b)	Pursuant to Section 2.9 of the Credit Agreement, the Borrower is entitled to request increases up to US$110,000,000 in the aggregate amount of the Credit.

c)	The Borrower has requested, pursuant to Section 2.9 of the Credit Agreement, a US$30,000,000 increase (the “Increase”) in the amount of the Credit.

d)	The Increase of the Credit will require additional commitments and [REDACTED] has accepted to provide a commitment for the full amount of the Increase as specified in Section 3 below.

e)	[REDACTED] qualifies as a permitted assignee under Section 10.2 of the Credit Agreement.

f)	The parties wish to amend the Credit Agreement in order to provide for the Increase and make an amendment to the negative covenants of the Restricted Parties.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2	Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2.	Agreement by Lenders

Each of National Bank of Canada, Deutsche Bank AG, Canada Branch, Citibank, N.A. Canadian Branch and Ressources Québec Inc. hereby agrees (i) to the Increase being allocated in full to [REDACTED] and (ii) to the amount of the Increase not being a multiple of US$25,000,000.

3.	Amendment to Commitments

3.1	The Credit is hereby increased from US$140,000,000 to US$170,000,000 and the amount of the Increase (namely, US$30,000,000) is allocated to [REDACTED]. After giving effect to the Increase, the total Commitment of each Lender in respect of the Credit is as specified in the attached Schedule as at the date hereof.

3.2	Upon this Agreement becoming effective, the Borrower’s remaining rights under Section 2.9 of the Credit Agreement will be reduced such that any additional increase to the Credit that may later be requested by the Borrower pursuant to such Section 2.9 may not exceed US$80,000,000.

4.	Amendment to Credit Agreement

Section 7.5 of the Credit Agreement is hereby amended by adding the following Section 7.5 (8) after Section 7.5 (7):

“7.5 (8) The Borrower shall not directly or indirectly, use any proceeds of the Credit, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner, or other Person, to fund or facilitate: (i) any money laundering or terrorist financing activities or business or in any other manner that would cause or result in violation of ABTL Laws, including for greater certainty the USA PATRIOT Act of 2001 (as amended from time to time); (ii) any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, or other sanctions authority having jurisdiction with respect to any Restricted Party or its business (collectively, “Sanctions”) or in any other manner that would result in a violation of

Sanctions by the Borrower or any Restricted Party; or (iii) any activity that would violate ABTL Laws, including without limitation the U.S. Foreign Corrupt Practices Act of 1977 (as amended from time to time).”

5.	Conditions to Effectiveness

This Agreement will become effective on the date the Agent has confirmed to the Borrower and the Lenders signatory of this Agreement that this Agreement has been executed by all parties hereto and the payment of all fees and expenses owing by the Borrower to the Agent and the Lenders on the date of this Agreement (including the commitment fees pursuant to Section 8 of this Agreement).

6.	Confirmation

The Borrower and each other Obligors, by their acknowledgement of the terms of this Agreement, further confirms and acknowledges that their obligations under the Security Documents to which they are a party are still in full force and effect and that this Agreement does not reduce such obligations.

7.	Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the Increase will not result in a Default.

8.	Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. The Borrower also agrees to pay to [REDACTED] upon execution of this Agreement a commitment fee in the amount specified in the invitation letter dated as of August 12, 2016 by National Bank Financial Markets and Deutsche Bank AG, Canada Branch, as co-lead arrangers and joint bookrunners, to [REDACTED].

9.	Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier will be effective as delivery of a manually executed counterpart of this Agreement.

10.	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci
Chief Financial Officer

[Signature page – Third Amending Agreement (Increase)]

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Dominic Albanese
Name:	Dominic Albanese
Title:	Director

By:	/s/ Roch Ledoux
Name:	Roch Ledoux
Title:	Directeur – Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Roch Ledoux
Name:	Roch Ledoux
Title:	Directeur – Director

By:	/s/ Dominic Albanese
Name:	Dominic Albanese
Title:	Director

[Signature page – Third Amending Agreement (Increase)]

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

By:	/s/ Dan Sooley
Name:	Dan Sooley
Title:	Chief Country Officer

By:	/s/ Rupert Gomes
Name:	Rupert Gomes
Title:	Vice President

CITIBANK, N.A., CANADIAN BRANCH, , as Lender

By:	/s/ Samin Atique
Name:	Samin Atique
Title:	Authorized Signatory

By:
Name:
Title:

RESSOURCES QUÉBEC INC., as Lender

By:	/s/ Denis Williams
Name:	Denis Williams
Title:	General Manager

By:	/s/ Iya Touré
Name:	Iya Touré
Title:	Vice President, Business Development, Major Accounts

[Signature page – Third Amending Agreement (Increase)]

MORGAN STANLEY SENIOR FUNDING, INC., as new Lender

By:	/s/ Michael King
Name:	Michael King
Title:	Vice President

By:
Name:
Title:

[Signature page – Third Amending Agreement (Increase)]

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall
Title: President

2324010 ONTARIO INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall
Title: President

ROSEBEL GOLD MINES N.V.

By:	/s/ Carol Banducci
Name: Carol Banducci
Title: Chief Financial Officer

IAMGOLD ESSAKANE S.A.

By:	/s/ Oumar Toguyeni
Name: Oumar Toguyeni
Title: Director

REPADRE CAPITAL (BVI) INC.

By:	/s/ James Collie
Name: James Collie
Title: Director

[Signature page – Third Amending Agreement (Increase)]

AGEM LIMITED

By:	/s/ James Collie
Name: James Collie
Title: Director

[Signature page – Third Amending Agreement (Increase)]

SCHEDULE

Lender’s Applicable Percentage

REDACTED